

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2022

Jonathan Huberman
Chairman, Chief Executive Officer
Software Acquisition Group Inc. III
1980 Festival Plaza Drive, Ste. 300
Las Vegas, Nevada 89135

   Re: Software Acquisition Group Inc. III
     Registration Statement on Form S-4
     Filed February 14, 2022
     File No. 333-262723

Dear Mr. Huberman:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Questions and Answers, page iii

1. We note your disclosure throughout the proxy statement/prospectus that the business combination contemplates a PIPE financing. Please add a question and answer to discuss the potential PIPE financing to include its overall size, pricing and the dilutive impact it will have on public SWAG stockholder's equity stake and voting power.

Q: Following the business combination, will SWAG's securities continue to trade on a stock exchange?, page v

2. We note your disclosure on the proxy statement/prospectus cover page that the "Post-Combination Company will not have units traded following the Closing." Please advise whether the SWAG units will be delisted and deregistered and, to the extent applicable,

revise the proxy statement/prospectus throughout accordingly. Additionally, we note that the proxy statement/prospectus throughout inconsistently discusses SWAG units and listing. Please revise as applicable so investors clearly understand the business combination's affect on any outstanding SWAG units.

Q: What equity stake will current SWAG stockholders, the initial stockholders . . . hold in SWAG following the closing?, page v

3. Please revise the answer to present the equity stake breakdown, organized by shareholder contingency group, in a chart or another easily understandable presentation. Additionally, we note that you have included scenarios based upon "no redemption" and "minimum available cash condition." Please revise to offer at least one additional redemption scenario in between those you currently present.

4. We note that the public SWAG stockholders, the initial stockholders and the current Nogin equityholders will collectively own 87.7%. Please revise to address who will own the remaining 12.3%. Additionally, please address the equity stake dilution which may occur from the potential PIPE financing and the adoption of the new incentive plan.

5. We note your disclosure that the "Initial Stockholders will own 3,991,377 vested shares of common stock (and an additional 1,710,590 shares subject to vesting requirements pursuant to the Sponsor Agreement), representing approximately 7.1% of the total shares outstanding." To the extent applicable, please separately disclose the sponsor and its affiliates total potential ownership from any other initial stockholders (e.g., directors and officers). Please also revise your disclosure to account for the exercise and conversion of all convertible securities, including the warrants that will be convertible into common stock, and clarify whether the 1,751,590 sponsor shares subject to vesting are included in the 7.1% to be held by sponsor.

Summary
Ownership of the Post-Combination Company, page 2

6. We note that the post-combination ownership percentages listed here differ from those disclosed on page v. Please reconcile.

Sponsor Agreement, page 8

7. We note that certain founder shares held by the sponsor are subject to time and performance-based vesting conditions. Please revise to briefly summarize the vesting conditions.

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 15

8. Please revise to also disclose pro forma combined net income (loss) under the no redemptions and maximum redemptions scenarios for each period presented.

Unaudited Historical Comparative and Pro Forma Combined Per Share Data of SWAG and Nogin, page 17

9.   Please revise the tables on pages 17 and 18 to also disclose the historical net income (loss) for SWAG, for Nogin and on a pro forma combined basis under the no redemptions and maximum redemptions scenarios for each period presented.

Risk Factors
Risks Related to Redemption, page 65

10.   Please highlight the material differences between the public warrants and private placement warrants, particularly by disclosing that the post-combination company cannot redeem the private placement warrants held by the sponsor, which you discuss on page 223.

Unaudited Pro Forma Condensed Combined Financial Statements
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
3. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2021, page 75

11.   Please reconcile the $9 million in Nogin transaction costs presented in the table in Note 3(A) with the $11 million disclosed in Note 3(D)(4). In this regard, Note 3(D)(4) is a notation on the $29 million of "Other Items" presented in the table in Note 3(D), but the narrative in the notation adds to $31 million.

5. Pro Forma Earnings Per Share Information, page 78

12.   Please revise to provide footnote disclosure explaining how you calculated or determined the weighted average shares outstanding, basic and diluted, under the no redemption and maximum redemption scenarios for each period presented.

Comparative Per Share Data, page 79

13.   Please revise to also disclose the book value and dividends per share for SWAG, Nogin and on a pro forma basis assuming no redemptions and maximum redemptions for each period presented. Refer to the guidance in Item 14(b)(10) of Schedule 14A.

Information About Nogin, page 129

14.   Please revise your disclosure throughout the proxy statement/prospectus to disclose the basis and source for your market and industry statements, which we note you only do in certain instances. In revising your disclosure, please include the measure by which you are "a market leader in helping brands and retailers optimize their digital commerce presence" (page 129), a "market leader providing a solution that transforms consumer behavior" (page 133), and an "industry leader in the e-commerce industry" (page 139).

15.   We note your disclosure on page 152 that in 2021 you "purchased inventory from select clients to assist those clients with managing inventory." Please revise your disclosure to further clarify and discuss your inventory purchase and sales arrangement (e.g., if you were purchasing inventory from certain of your clients and then selling such inventory to other clients, which thereby cause your revenue to increase).

16.   We note your disclosure that you "have four products that are being developed or are in the market today: Intelligent Commerce, Smart Marketer, Smart Ship, and Smart Pay." Please revise your discussion to clarify which products are in development as opposed to in the market. Additionally, we note your reference to your "Intelligent Commerce solutions" (page vi), "Intelligent Commerce platform" (page 129), "intelligent commerce suite of products" (page 136), "Intelligent Commerce offering" (page 138), "Intelligence Commerce Architecture" as a standalone product (page 140), and your "Nogin Intelligent Commerce full stack, enterprise CaaS platform" (page 140). Please revise your disclosure throughout the proxy statement/prospectus to clearly identify when you are discussing your full Intelligent Commerce CaaS platform compared to the Intelligence Commerce product, which we understand is one of four products that comprise your platform.

Overview, page 129

17.   We note your discussion of revenue growth in the second to last paragraph. Please revise to balance your revenue discussion with a comparable discussion of your net income or loss over the same periods.

18.   Please delete the last paragraph discussing projected revenue growth for a historical period.

Nogin's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 147

19.   We note your disclosure that you provide your software solution on a "revenue-sharing basis" and generate "revenue primarily from [your] "Commerce-as-a-Service" revenue stream," but that you also earn revenue from various other streams, including fulfillment, marketing and shipping services. Your disclosure on page 141 indicates that your CaaS platform includes such services though as the part of the same platform (e.g., Smart Marketer, Smart Ship). Please revise your disclosure throughout the proxy statement/prospectus to clarify how your platform generates revenue from its various products (e.g., if there are separate ancillary service agreement in addition to the master services agreements through which you generate your fulfillment, marketing and shipping revenues). In revising your disclosure, please also address what you mean by the 2020 "changes in select clients' CaaS fee model," as discussed on page 152, and ensure consistency in the description of your model throughout (e.g., we note your disclosure on page 31 does not refer to a "revenue-sharing basis" and instead states that you "price [y]our subscriptions based on a combination of GMV and services").

20.   Please provide a more robust discussion of your joint venture with ModCloth and why you both invested equity in such entity and are also providing them with your eCommerce services. In connection therewith, please file the agreement pursuant to which Nogin invested $1.5 million into ModCloth and received 50% of ModCloth's membership interests, as well as the related master services agreement to the extent you deem such agreement material. Please also include a description of the agreement in your section entitled "Certain Relationships and Related Party Transactions" or tell us why this is not required pursuant to Item 404 of Regulation S-K, as we note that you disclose such agreement as a related party transaction pursuant to Regulation S-X on page F-73.

21.   We note your discussion of GMV as the "combined amount we collect from the shopper of a given transaction, including products, duties and taxes and shipping." Please revise your discussion here to clarify that such metric includes the full value collected from each of your client's shoppers prior to any value being remitted back to your clients. In this regard, we note your disclosure that "[c]onsideration for online sales is collected directly from the end customer by the Company and amounts not owed to the Company are remitted to the customer." Additionally, we note your disclosure that your "business model ensures [y]our client's interests are prioritized resulting in material GMV growth year-over-year." Please explain how you measure the "material GMV" of your clients year-over-year and quantify as applicable, as we note that your disclosure only provides cumulative GMV growth (e.g., page 130) and it is not clear whether the quantified GMV growth noted on page 130 is therefore attributed to client GMV growth or your acquisition of new clients.

Non-GAAP Financial Measures, page 157

22.   We note that you calculate and define Adjusted EBITDA as net loss, adjusted to exclude: (1) interest expense, (2) income tax expense, (3) depreciation and amortization, (4) impact of rent abatements and (5) contract acquisition costs. Please tell us what rent abatements and contract acquisition costs represent.

Security Ownership of Certain Beneficial Owners and Management of Nogin, page 168

23.   Please disclose in footnote (1) the natural persons with investment and/or voting control over Iron Gate Investments XVII, LLC.

Annual Bonus, page 174

24.   We note that your named executive officers received certain bonuses based on performance for the fiscal year primarily measured based on criteria relating to company financial and operational performance and individual performance considerations. Please revise to discuss the material terms of the awards in greater detail to include a more detailed description of the formula or criteria to be applied in determining the amounts payable under the awards. Please refer to Item 402(o)(5) of Regulation S-K.

Background of the Business Combination, page 176

25.   We note your disclosure that "SWAG was in contact with more than thirty (30) potential
        targets," and of such targets, "SWAG conducted additional due diligence with respect to
        an additional five (5)." Please revise your disclosure to clarify whether the "additional
        five" are Companies A, B, C, D, as well as the target Nogin. Additionally, please revise
        your disclosure to clarify if such five companies are included in the "more than thirty" or
        if they are separate from such number of potential targets. Last, please disclose whether
        you submitted any letters of intent to any potential target other than Nogin.

26.   Please elaborate upon the material terms of the non-binding letter of intent delivered
        on August 17, 2021, as well as Nogin's reaction and the development of such terms until
        the agreement was finalized and signed on September 2, 2021. With respect to the
        September 2, 2021 final LOI, please revise to discuss in greater detail how the total
        consideration was to be determined. In this regard, disclose the comparable companies,
        the underlying projected revenues for each and the calculations which determined the total
        consideration for this transaction.

27.   We note your disclosure regarding the "total consideration for the proposed acquisition"
        pursuant to the final LOI as of September 2, 2021, as well as the lowering of such
        "valuation for the transaction by approximately thirty percent (30%), based on recent
        overall public market trends and feedback from potential PIPE investors." Please revise to
        clarify that the parties ultimately agreed upon a "$566.0 million purchase price" on a "pre-
        money basis" and provide a more robust discussion of the negotiations and board
        considerations between September 2, 2021 and January 17, 2022, including a discussion
        of the initial valuation, "Nogin's financial projections" and any discussions relating to the
        underlying assumptions, the "comparable public company valuations," the "overall public
        market trends and feedback from potential PIPE investors" that led to the parties lowering
        the valuation by approximately thirty percent, the "independent financial model in
        conjunction with management of Nogin," and any additional material details that led the
        parties to agree upon the valuation for Nogin. In revising your disclosure, please quantify
        the initial valuation that was greater than the agreed-upon $566.0 million purchase price.
        Last, please discuss the deal term that gives Nogin stockholders "the option to elect to
        receive a pro rata portion of $20.0 million in cash consideration," as you discuss, e.g., on
        page iii.

28.   Please discuss all negotiations and the final terms of 1,710,590 (or
        2,565,885) sponsor shares that are subject to forfeiture / vesting in accordance with certain
        price milestones.

29.   We note your disclosures throughout this section regarding PIPE financing. Please revise
        to discuss the PIPE financing in greater detail to include overall size, pricing and any
        other material terms or negotiations related to this financing.

30.   Please revise to provide a more robust discussion of the roles that Jefferies and Stifel played in the transaction negotiations and valuation discussions, as well as J. Wood Capital Advisors LLC's role in connection with the transaction.

31.   Please quantify the aggregate fees payable to Jefferies upon completion of a business combination. We note that, in addition to the deferred underwriting fee, Jefferies agreed to "act as a placement agent in a potential PIPE" and also is serving as "exclusive financial advisor and capital markets advisor" according to your disclosure on page 84. In revising your disclosure, please also disclose the extent to which any fees pertaining to their additional services are conditioned on completion of the business combination.

32.   SWAG's current charter waives the corporate opportunities doctrine according to your disclosure on page 214. Please address this potential conflict of interest and whether it impacted SWAG's search for an acquisition target.

Recommendation of the SWAG Board of Directors and Reasons for the Business Combination, page 180

33.   Please revise your disclosure to discuss the "independent committee" that ultimately discussed the final drafts of the merger agreement and "unanimously adopted resolutions" in connection with the proposed business combination, as you discuss in the immediately preceding section. In revising your disclosure, please include a discussion of which directors were recused and why.

34.   We note your disclosure that, in approving the proposed business combination, "SWAG's board of directors determined not to obtain a fairness opinion," "did not seek a third-party valuation, and did not receive any report, valuation or opinion from any third party in connection with the Business Combination." Please address the board's consideration of the "independent financial model" in your discussion here, to provide investors with additional context regarding the basis by which the board of directors proceeded without an opinion or third-party valuation.

Unaudited Prospective Financial Information of Nogin, page 183

35.   In your discussion of the assumptions underlying the Nogin prospective financial information, please address the extent to which such information assumes certain market conditions. In this regard, we note your disclosure that management relied on "industry growth" as a factor in considering such projections, but we also note that you reduced the valuation of Nogin by 30% in January 2022 prior to signing due to "overall public market trends." Please also provide additional context as to why your revenue growth rate from 2022 to 2023 is so high, in light of the fact that your historical revenue growth rate in your service revenue segment has not increased at such a rate and you anticipate ending your product revenue stream. Last, please discuss the material limitations used in preparing the projections, to balance your discussion of the assumptions.

36. We note your disclosure in footnote (1) that the estimated financial information regarding Nogin for the years 2021 and 2022 are "[s]hown to normalize non-recurring inventory sale in 2021 and 2022." Please provide a more robust discussion here of how such "non-recurring inventory sale" is normalized in such years, and in doing so, address whether you are also accounting for the "scenario where [you] convert product sale clients" and thereby experience "an increase in net revenues," as you discuss on page 130.

37. We note your reference to the "analysis of comparable companies as described in "*Selected Financial Analyses*" below," but such analysis does not appear to be included in the proxy statement/prospectus. Please include the analysis in your next amendment.

Interests of SWAG's Directors and Executive Officers in the Business Combination, page 185

38. Please revise your disclosure here and elsewhere in your filing, as applicable, to:

    • Quantify the aggregate dollar amount of what the sponsor and its affiliates have at risk that depends on completion of a business combination, including the value of all securities held (including the founder shares and private placement warrants), the out-of-pocket unpaid reimbursable expenses, any fees due (including the $15,000 per month for administrative services), and any loans that have since been extended. Provide similar disclosure for the company's officers and directors, if material.

    • Quantify the approximate dollar value of the sponsor's ownership interest in Nogin assuming the completion of the business combination and based on the transaction value of the business combination as compared to the price paid by sponsor for its ownership interest in SWAG.

    • Highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

    • Clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SWAG public stockholders experience a negative rate of return in the post-business combination company.

Material U.S. Federal Income Tax Consequences, page 202

39. Please summarize the material U.S. federal income tax consequences relating to the merger and file a tax opinion. In this regard, we note that your disclosure only addresses the consequences of the redemption, but the agreement and plan of merger attached to the proxy statement/prospectus as Annex A states that "for U.S. federal income Tax purposes, it is intended that the Merger qualify as a 'reorganization' within the meaning of Section 368(a) of the Code to which each of Parent, Company and Merger Sub are parties

pursuant to Section 368(b) of the Code and that this Agreement constitutes a 'plan of reorganization' for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated thereunder." Please refer to Items (3)(k) and (4)(a)(6) of Form S-4, Item 601(b)(8) of Regulation SK and Section III.A.2 of Staff Legal Bulletin 19.

Description of Capital Stock of the Post-Combination Company
Forum Selection, page 221

40. We note that your proposed charter filed as Exhibit 3.3 and attached as Annex B states that your forum selection clause does not apply to suits brought under the Securities Exchange Act of 1934, consistent with your risk factor disclosure on page 64. Please revise your disclosure in this section as well as the section entitled "Comparison of Stockholders Rights" to ensure consistency with this carveout. In this regard, we note that your disclosure here does not reference such carveout and instead states that such clause will apply "to the fullest extent permitted by applicable law," and your disclosure on page 214 also does not address the Exchange Act carveout.

Exhibit Index, page II-2

41. Please file the Revolving Credit Agreement, Note Agreement and related debt agreements, as discussed in your section entitled "Liquidity and Capital Resources" beginning on page 159, to the extent that such debt agreements will remain outstanding following closing.

General

42. Please revise the proxy statement/prospectus throughout to ensure consistency regarding your discussion of SWAG, Nogin and the proposed transaction. As example only, please:

    • Remove the references to Latch and instead identify Nogin as the relevant entity in appropriate places, if true (e.g., page 187).

    • Revise the section entitled "Management of SWAG" to reflect that certain individuals, such as Mike Nikzad, currently serve as a director of SWAG, as your disclosure indicates that such individuals "will also serve as one of [y]our Directors upon the effective date of the registration statement."

    • Revise to reduce the extent to which your risk factor disclosure is duplicative in nature (e.g., we note that it appears you include duplicative risk factors on pages 48-49 and 59-60 regarding market volatility and dividends, as examples only).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amy Geddes at 202-551-3304 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Christian Nagler